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                                                 [GRAPHIC OMITTED] STRINGER SAUL


                         DATED 15 February, 2001






                               (1) LITECH LIMITED


                                       and


                                (2) ROBERT GORDON









                 ______________________________________________

                                SERVICE AGREEMENT
                 ______________________________________________
















                                17 Hanover Square
                                 London W1S 1HU
                               Tel: 020 7917 8500
                               Fax: 020 7917 8555



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This Agreement is made on the             day of                            2001

BETWEEN:

1. LITECH LIMITED whose registered office is at 60 Goswell Road, London EC1 ("the Company")

and

2.     ROBERT GORDON of 1 Springfield Court, Springfield Road,
       Kingston-upon-Thames, Surrey, KT1 2SB ("the Executive")

IT IS HEREBY AGREED AS FOLLOWS:

1      Interpretation

1.1 In this Agreement the following words and expressions shall have the following meanings:

       1.1.1 "Group Company" - a company which is from time to time a Subsidiary or a Holding Company of the Company or a Subsidiary (other than the Company) of a Holding Company of the Company;

       1.1.2    "Group" the Company and any Group Companies from time to time;

       1.1.3 "the Board" - the board of directors from time to time of the Company including any committee of the board duly appointed by it;

       1.1.4 "Subsidiary" and "Holding Company" - the meanings respectively ascribed thereto by s. 736 of the Companies Act 1985 as originally enacted;

       1.1.5    "the ERA"- the Employment Rights Act 1996; and

       1.1.6 "Termination Date" means the date of termination of the Executive's employment.

1.2 References in this Agreement to statutes shall include any statute modifying, re-enacting, extending or made pursuant to the same or which is modified, re-enacted, or extended by the same.

1.3 Headings are for ease of reference only and shall not be taken into account in the construction of this Agreement.

2      Appointment

2.1 The Company hereby appoints the Executive and the Executive agrees to serve the Company as Managing Director or in such position as may from time to time be reasonably specified by the Board and which is reasonably within his skill and competence on terms no less favourable than those set out in this document.

2.2 The Executive warrants that entering into this Agreement and performing his obligations under it he will not be in breach of any terms or obligations under any further or other employment appointment or any other Agreement whatsoever.

2.3 If the Executive is unable to fully carry out his duties for whatever reason the Company may, at its absolute discretion, engage or employ any other person or persons to perform some or all of the Executive's duties

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       on a temporary basis until the Executive is able fully to resume the proper performance of his duties hereunder.

3      Term

3.1 Subject to clause 18 hereof, the Executive's employment shall continue for a period of two years although it may be terminated by either party giving to the other not less than three months' written notice at any time. The Executive's employment will terminate automatically on the second anniversary of this Agreement, subject to agreement in writing by the parties to vary its term.

3.2 Once notice to terminate has been given by either party in accordance with clause 3.1 hereof, or in the case of the Executive, notice of a shorter period than that required by clause 3.1 hereof has been given, the Company reserves the right, exercisable in its absolute discretion, to terminate the Executive's employment by making a payment in lieu of the notice required by clause 3.1 or any unexpired part of such notice. Any payment in lieu of notice shall consist of a sum equivalent to the Executive's basic salary (at the rate applicable at the date notice is given) and benefits specified in this Agreement, or a payment in lieu thereof, for the notice period required by clause 3.1 or any unexpired period thereof and shall be subject to such deductions as the Company is required to make.

3.3 The Executive's continuous employment with the Company commenced on 1 April 1998.

4      Garden Leave provision

4.1 The Company reserves the right where either party to this Agreement gives notice to terminate this Agreement or otherwise purports to terminate the Executive's employment, to exclude the Executive from all or any of the Company's places of business and to require him either to remain at home or to attend one of the Group Company's offices to carry out special projects which are reasonably commensurate with his position and within his skill and competence as directed by the Board during all or any part(s) of the Executive's contractual notice period.

4.2 Where the Company requires the Executive to stay at home under this clause 4, it is relieved from any obligation whatsoever to provide the Executive with work to do, or to allow the Executive access to any premises of the Company or any Group Company, or to have contact with or dealings with clients or suppliers of the Company or any Group Company, or to allow the Executive to carry out his normal duties and the Executive's normal duties under this Agreement will be suspended during such period although the Company may require the Executive to undertake other duties commensurate with his position as directed by the Board provided always that salary and all other contractual benefits shall not cease to be payable or provided by reason only of the Company exercising it's rights pursuant to sub clauses 4.1 and 4.2 of this Clause 4. This Clause shall not affect the general right of the Company to suspend in accordance with Clause 20.2 nor affect the rights and obligations of the parties prior to the service of such a notice.

4.3 There shall be no obligation on the Company to provide work for the Executive or to allow him access to any premises of the Company or any Group Company during any period in which the Company is carrying out a bona fide investigation regarding any acts or defaults of the Executive. The Executive shall continue to receive his full remuneration and other benefits hereunder during any such period of suspension.

5      Powers, duties, workplace and working hours

5.1    During the continuance of his employment hereunder the Executive shall:

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5.1.1  unless prevented by ill health or other unavoidable cause devote the whole of his working hours and of his attention and abilities to carrying out his duties hereunder and to the business of the Company and any Group Company, and use his reasonable endeavours to develop the business and interests of the Group and will not extend, develop or evolve the business of the Group other than through the Group;

5.1.2 will diligently and faithfully serve the Company and its Group Companies to the best of his ability and carry out his duties in a proper and efficient manner and use his reasonable endeavours to promote and maintain the interests and reputation of the Company and of its Group Companies;

5.1.3 exercise such powers and perform such duties in relation to the business of the Company and/or of its Group Companies as may from time to time be reasonably vested in or assigned to him by the Board;

5.1.4 comply with all reasonable requests and directions from time to time given to him by the Board and with all rules and regulations from time to time laid down by the Company concerning its employees which are consistent with this Agreement;

5.1.5 keep the Board promptly and fully informed (in writing if so requested) of his conduct of the business or affairs of the Company and/or its Group Companies and provide such explanations as the Board may reasonably require;

5.1.6 promptly disclose to the Company any of the following information which comes into his possession either during or at any time after termination of his employment:

       5.1.6.1 the plans of any employees to leave the Company (whether alone or in concert with other employees);

       5.1.6.2 the plans of any employee (whether alone or in concert with other employees) to join a competitor or to establish a business in competition with the Company or any Group Company;

       5.1.6.3 any steps taken by any employee to implement either of such plans, including but not limited to any attempts to approach or solicit clients or customers of the Company or any Group Company;

       5.1.6.4 the misuse by any employee or any third party of any confidential information belonging to the Company or any Group Company

       5.1.6.5 the misconduct of any employee or consultant or agent of the Company.

       The Executive shall be obliged to make disclosure under this clause 5.1.6 notwithstanding that to do so would involve disclosure of information pertaining to the Executive's own activities, including breaches by him of his contract of employment;

5.1.7 not at any time to knowingly make any untrue or misleading statements relating to the Company or any Group Companies or do anything that is harmful to the Company or any Group Company;

5.1.8 travel to such places (whether within or outside the UK) in such manner and on such occasions as the Company may from time to time reasonably require.

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5.2    The Executive's normal place of work shall be the Company's premises at
       57 Eden Street, Kingston-upon-Thames, Surrey but the Company reserves the right to require the Executive to change his normal place of work to such other premises of the Company or Group Company within as the Company may from time to time reasonably require.

5.3 The Executive's normal working hours shall be five days each week from 9 am to 5.30 pm with a one-hour break for lunch together with such additional hours outside these hours as may be occasionally necessary for the proper and efficient performance of the Executive's duties. No payment will be made for any additional hours worked by the Executive, nor will time off in lieu be permitted except with the agreement of the Board.

5.4 The Executive hereby agrees that for the purposes of the Working Time Regulations 1998 ("WTR") he is a self managing executive in accordance with regulation 20 of WTR. The Executive agrees that he will comply with any and all of the Company's policies from time to time in force relating to its maintenance of records of his hours of work.

6      Secondment

       The Company shall be entitled to second the Executive's services on a full or part time basis to any Group Company and the Executive shall hold such offices of the Company and of any Group Company and perform such duties and fulfil such obligations for a Group Company for such periods as the Company may require but such secondments shall not release the Executive or the Company from their respective obligations under this Agreement.

7      Remuneration

7.1 During his appointment the Company shall pay the Executive a basic salary at the rate of (pound)40,000 per annum which shall accrue from day to day and be payable in equal monthly instalments in respect of the current month, on or before the last day of each month or the nearest working day thereto. The salary shall be deemed to include any fees receivable by the Executive as a Director of the Company or any Group Companies.

7.2 For the purposes of the ERA the Executive authorises the Company at any time during his employment, and in any event upon termination howsoever arising, to deduct from the Executive's remuneration under this Agreement any sums from time to time owed by him to the Company or any Group Company, including but not limited to any outstanding loans, advances, excess holiday, the cost of repairing any damage or loss of the Company's property caused by the Executive (and of recovering it) and any other monies owed by the Executive to the Company.

7.3 Any benefits provided by the Company or any Group Company to the Executive which are not expressly referred to in this Agreement shall be regarded as ex gratia and made at the absolute discretion of the Company and shall not confer any contractual entitlement upon the Executive.

8      Expenses

       The Company shall reimburse to the Executive all travelling, hotel, entertainment and other out-of-pocket expenses reasonably incurred by him in the proper performance of his duties hereunder subject to his compliance with the Company's guidelines as amended from time to time relating to expenses and to production (if required) of receipts, vouchers or other evidence of actual payment of the expenses.

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9      Private Medical Expenses Insurance

       Subject to the health of the Executive or his family not being such as to prevent the Company from obtaining cover on reasonable terms the Company will arrange and pay for the Executive and his spouse and dependent children up to the age of 18 to be entitled to membership of the Company's private medical insurance scheme for the time being in force. Membership of the scheme is subject to the rules for the time being in force of the scheme and of any related insurance policy. The Company reserves the right to change the provider with which its scheme is maintained and to change the rules of the scheme for the time being (including the basis of cover and the scale or level of benefit).

10     Car Allowance

       The Executive will receive a car allowance to cover full tax, insurance and all reasonable petrol expenses. The amount will be reviewed and may be adjusted annually. The Executive will be notified of any change in amount. This will be paid net of tax and National Insurance contributions with the Executive's salary on the last day of each month, or the nearest working day thereto.

11     Pension

       The Executive is not entitled to participate in a pension scheme or to receive pension contributions. There is no contracting-out certificate in force in respect of the Executive's employment.

12     Holidays

12.1 The Company's holiday year runs from 1 January to 31 December ("Holiday Year").

12.2 In addition to normal bank and other public holidays in England, the Executive shall be entitled in every Holiday Year to 20 working days paid holiday to be taken at such time or times as may be approved by the Board. For the purposes of the Working Time Regulations, the Executive is required to take a minimum of 20 days holiday including normal bank and public holidays in England in each Holiday Year.

12.3 Holiday dates must be agreed with the Board in advance of booking. As much notice as possible should be given and no firm arrangements made until the Board's agreement has been given. The Executive may not carry forward holiday entitlement to the next Holiday Year, and no payment in lieu of untaken holiday entitlement will be made except in accordance with clause 12.4.

12.4 Paid holiday entitlement shall accrue at the rate of 1.6 working days per month of completed service in each calendar year and on the determination of his employment hereunder the Executive shall be entitled to pay in lieu of outstanding holiday entitlement in respect of that calendar year or shall be required to repay to the Company for holiday taken in excess of his actual entitlement and for the purposes of this clause the basis of calculation shall be 1/260 annual salary for each day's holiday entitlement. The Company reserves the right to require the Executive to take any accrued unused holiday entitlement during his period of notice.

12.5 If the Executive is dismissed and the principal reason for his dismissal is misconduct or if the Executive fails to give sufficient notice to terminate his employment, the Executive will not be entitled to any payment in lieu of any accrued holiday entitlement.

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13     Incapacity

13.1 If the Executive is absent from work due to illness or accident he shall notify a member of the Board as soon as possible and if this incapacity continues for seven or more consecutive days he shall on the seventh day of such absence and on each succeeding seventh day submit a doctor's certificate to the Company. If the Executive is absent from work for less than seven days, the Company will require the Executive to provide a sickness report form as evidence of his illness or incapacity.

13.2 Without prejudice to the Company's right to terminate this Agreement pursuant to clause 18.2, if the Executive is absent from work due to Incapacity duly notified and certified in accordance with clause 13.1 the Company will normally pay the Executive his full remuneration for up to an aggregate of 13 weeks and thereafter such remuneration as the Board shall in its absolute discretion determine until he has resumed his duties.

13.3 The remuneration paid under clause 13.2 for absence due to Incapacity shall include any statutory sick pay (SSP) payable and when this is exhausted shall be reduced by the amount of social security sickness benefit or other benefits recoverable by the Executive (whether or not recovered). For SSP purposes the Executive's qualifying days are Monday to Friday.

13.4 For the purposes of clauses 13.2 and 13.3 above, "Incapacity" shall mean any illness, accident or other likely cause but excluding any illness or accident caused by the Executive's own negligence or self infliction such as alcoholism and/or drug abuse which prevents the Executive from performing his duties hereunder.

13.5 The Company reserves the right to require the Executive at any time to submit himself for examination by a doctor appointed by the Company at the Company's expense.

13.6 If the Executive's absence shall be occasioned by the actionable negligence of a third party in respect of which damages are recoverable, the Executive shall:

       13.6.1 notify the Company as soon as it is reasonably practicable of all the relevant circumstances and of any claim, compromise, settlement or judgment made or awarded;

       13.6.2 give to the Company at its expense such information concerning the above matters as the Company may reasonable require, and

       13.6.3 if the Company so requires, refund to the Company such sum, not exceeding the lesser of:

                13.6.3.1 the amount of damages actually received by him under such claim, compromise, settlement or judgment; and

                13.6.3.2 the sums advanced to him by way of sick pay in respect of the period of incapacity.

14     Inventions and improvements

14.1 If the Executive creates or discovers or participates in the creation or discovery of any inventions or Intellectual Property during the course of his employment with the Company, the Executive shall promptly give to the Company full details of such inventions or Intellectual Property and if such inventions or Intellectual Property in the opinion of the Company relate to or are capable of being used in the business for the time being carried on by the Company or any Group Company or if such inventions or

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       Intellectual Property shall be an invention belonging to the employer as defined in Section 39 (1) of the Patents Act 1977, then without prejudice to any other right of the Company or any Group Company any such inventions or Intellectual Property shall be the absolute property of the Company and the Executive shall forthwith and from time to time both during his employment and thereafter at the request and expense of the
       Company:

       14.1.1 give and supply all such information, data, drawings and assistance as may be necessary to enable the Company to exploit such inventions or Intellectual Property to the best advantage;

       14.1.2 execute all documents and do all things which may be necessary or desirable for obtaining patent or other protection for the inventions or Intellectual Property in such parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct;

       14.1.3 not do any act or fail to do any act which might invalidate or adversely affect any inventions or Intellectual Property.

14.2 The Executive irrevocably appoints the Company to be his attorney in his name and on his behalf to sign execute or do any such instrument or thing and generally to use his name for the purpose of giving to the Company (or its nominee) the full benefit of the provisions of this clause 14 and in favour of any third party a certificate in writing signed by any director or the Secretary of the Company that any instrument or act falls within the authority conferred by this clause shall be conclusive evidence that such is the case.

14.3 The Executive waives all of his moral rights as defined in the Copyright Designs and Patents Act 1988 in respect of any acts of the Company or any acts of third parties done with the Company's authority in relation to the inventions and Intellectual Property which are the property of the Company (or are the property of the Company by virtue of clause 14.2 hereof).

14.4 Rights and obligations under this clause shall continue in force after termination of this Agreement in respect of inventions or Intellectual Property made or discovered during the Executive's employment under this Agreement and shall be binding upon his representatives.

14.5 In this clause 14, "Intellectual Property" includes letters patent, trade marks, service marks, trade names, designs, utility models, copyrights (existing and future), design rights, applications for registration of any of the foregoing and the right to apply for them in any part of the world, moral rights, inventions, improvements to procedures, confidential information, know-how, and rights of like nature arising or subsisting anywhere in the world, in relation to all of the foregoing, whether registered or unregistered.

15     Restrictions during employment

       The Executive shall not during the continuance of his employment hereunder (whether during or outside of his employment or his working hours) without the prior consent in writing of the Board such consent not to be unreasonably withheld either alone or jointly with or on behalf of others and whether directly or indirectly and whether as principal, partner, agent, shareholder, director, employee, consultant or otherwise howsoever shall not engage in, carry on or be interested or concerned in any other business, trade, profession, occupation or fee-earning activity which is similar to or competes with or may compete with the business of the Company or which may, in the opinion of the Board, cause conflicts of interest in connection with the Executive's duties to the Company or any Group Company. This shall not preclude him from holding not more than three per cent of any class of issued shares or other securities which are listed or dealt in on any recognised stock exchange by way of bona fide investment only.

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16     Restrictions after Employment

16.1   For the purposes of this clause the following definitions shall apply:

       "Client" shall mean any client of the Company or any Group Company within a period of 12 months before the Termination Date with whom or which, during such period:

       16.1.1 the Executive had personal dealings in the course of his employment by the Company or any Group Company; or

       16.1.2 any employee who was under the direct or indirect supervision of the Executive and to his knowledge had personal dealings in the course of his employment at any time within a period of 12 months before the Termination Date.

       "Prospective Client" means any potential client with whom, to the knowledge of the Executive the Company or any Group Company has been in active negotiation or has submitted tenders at any time within a period of 6 months before the Termination Date;

       "Services" means the services of the supply of fibre optic lighting systems provided by the Company or any Group Company with which the Executive's duties were concerned and for which he was responsible or which were provided to the knowledge of the Executive during the 12 months immediately preceding the Termination Date;

       "Supplier" shall mean any of the Company or any Group Company with whom the Executive has had significant dealings, in the course of his employment within a period of 12 months before the Termination Date together with any other company providing fibre optic lighting services to the Company or any Group Company;

       "Termination Date" shall mean the date of termination of the Executive's employment.

16.2 In order to protect the legitimate business of the Company and the Group Company, the Executive hereby undertakes that (without the prior written consent of the Board) he shall:

       16.2.1 not for a period of 9 months after the Termination Date whether directly or indirectly in any capacity whatsoever (on his own behalf or on behalf of any other person, firm or company) solicit or entice away or seek to solicit or entice away from the Company or any Group Company any person who at the Termination Date was employed by the Company or any Group Company as an employee and with whom the Executive had dealings, in the course of his employment, within a period of 6 months before the Termination Date.

       16.2.2 not for a period of 12 months after the Termination Date whether directly or indirectly in any capacity whatsoever (whether on his own behalf or on behalf of any other person, firm or company) solicit or seek in any capacity whatsoever any business, order or custom for any services which are competitive with the Services from any Client or otherwise interfere with the relationship between the Company or any Group Company and any Client.

       16.2.3 not for a period of 12 months after the Termination Date whether directly or indirectly in any capacity whatsoever (whether on his own behalf or on behalf of any other person, firm or company) solicit or seek in any capacity whatsoever any business, order or custom for any services which are competitive with the Services from any Prospective Client or otherwise

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                interfere with the relationship between the Company or any Group
                Company and any Prospective Client.

       16.2.4 not for a period of 6 months after the Termination Date whether directly or indirectly in any capacity whatsoever (whether on his own behalf or on behalf of any other person, firm or company) accept or deal with any business, orders or custom for any services which are competitive with the Services from any Client or otherwise interfere with the relationship between the Company or any Group Company and any Client.

       16.2.5 not for a period of 6 months after the Termination Date whether directly or indirectly in any capacity whatsoever (whether on his own behalf or on behalf of any other person, firm or company) accept or deal with any business, orders or custom for any services which are competitive with the Services from any Prospective Client or otherwise interfere with the relationship between the Company or any Group Company and any Prospective Client.

       16.2.6 not for a period of 12 months after the Termination Date whether directly or indirectly in any capacity whatsoever (whether on his own behalf or on behalf of any other person, firm or company) seek to entice away from the Company or otherwise interfere with the terms of dealing or the relationship between the Company and any Group Company and any Supplier.

       16.2.7 not for a period of 3 months after the Termination Date whether directly or indirectly in any capacity whatsoever (whether on his own behalf or on behalf of any other person, firm or company) carry on or be directly or indirectly engaged or concerned or interested whether as principal agent, shareholder, employee, consultant or otherwise in any business or concern which provides fibre optic lighting services competitive with the Services and which competes with (or which is intended once operational to compete with) the business of the Company or any Group Company with which the Executive was concerned in the course of his employment, within a period of 6 months before the Termination Date.

       16.2.8 After the termination of his employment, for any reason whatsoever, the Executive shall not for any reason represent himself as still connected with the Company or any Group Company or as still authorised to conduct business on behalf of the Company or any Group Company.

16.3 The periods of twelve (12) months referred to in Clauses 16.2.2, 16.2.3, and 16.2.6 and the periods of six (6) months referred to in Clauses
       16.2.4 and 16.2.5 and the period of three (3) months referred to in Clause 16.2.7 shall in each case be reduced by the period during which the Company exercises its right to place the Executive on garden leave pursuant to Clause 4 hereof.

16.4 The Executive agrees and undertakes that in the event of receiving an offer of employment or engagement during the continuance of this Agreement or during the continuance in force of any of the restrictions set out in the clause 16, the Executive will forthwith provide to the offeror a complete copy of this Agreement and will confirm in writing to the Board that he has done so.

16.5 Each of the restrictions in the sub-clauses of this clause shall be construed as separate and individual restrictions and shall each be capable of being severed without prejudice to the other restrictions or the remaining provisions of this Agreement.

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17     Confidential Information

17.1 In addition and without prejudice to the Executive's common law obligations to keep information secret the Executive shall not (except for the purpose of properly performing his duties hereunder or with the prior express written consent of the Company or unless ordered to do so by a Court) during his employment or after its termination use, disclose or communicate and shall use all reasonable endeavours to prevent the improper use, disclosure or communication of:

       17.1.1 any information of a confidential nature (including but not limited to information regarding the business, accounts, finances, trading, client lists, client details and information, fee rates, ways of calculating fee rates, quotations and tenders, contractual arrangements, contract details, details of suppliers and contractual arrangements with them, software, intellectual property rights, designs, business plans, results of developments, marketing strategies, ideas and future plans for the business, or otherwise howsoever) of the Company or any Group Company;

       17.1.2 any confidential report or research undertaken by or for the Company or any Group Company during the course of his employment;

       17.1.3 any information designated as confidential by the Company or any Group Company or which to his knowledge has been supplied to the Company or any Group Company subject to an obligation of confidentiality.

17.2 The restrictions contained in this clause shall cease to apply with respect to any information, confidential report or research which comes into the public domain otherwise than through an unauthorised disclosure by the Executive or a third party or to information which is required to be disclosed by operation of law.

17.3 In this clause "information" and "confidential report or research" refer to confidential information and confidential reports and research which came to the knowledge of the Executive during the course of his employment.

17.4 In order to protect the Company's confidential information, the Executive agrees that he will not at any time make or arrange to have made any copy, abstract, summary or precis of the whole or any part of any document, computer programme or record belonging to the Company except when required to do so for the purpose of properly performing his duties hereunder, and the Executive acknowledges that any such copy, disk, programme, abstract, summary or precis shall belong to the Company and shall be delivered up to the Company on termination of his employment.

17.5 The Executive shall not without the prior written consent of the Board either directly or indirectly publish any opinion, fact or material or deliver any lecture or address or participate in the making of any film radio broadcast or television transmission or communicate with any representative of the media or any third party relating to the business affairs of the Company or any Group Company or to any of its officers, employees, clients, suppliers, agents or shareholders. For the purposes of this clause "media" shall include television (terrestrial, satellite and cable) radio, internet, newspapers and other journalistic publications.

18     Termination

18.1   If:

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       18.1.1   the Executive is adjudged bankrupt or enters into any
                composition or arrangement with or for the benefit of his creditors including a voluntary arrangement under the Insolvency Act 1986;

       18.1.2 the Executive shall commit any act of dishonesty whether relating to the Company, any Group Company, an employee or otherwise;

       18.1.3 the Executive is guilty of any serious misconduct or commits any serious or (having been given notice in writing) persistent breach of any of his obligations to the Company or any Group Company (whether under this Agreement or otherwise) or refuses or neglects to comply with any reasonable and lawful orders or directions given to him by the Board;

       18.1.4 the Executive shall be convicted of any criminal offence (other than an offence under the road traffic legislation in the United Kingdom or elsewhere for which a penalty other than imprisonment (either immediate or suspended) is imposed) or other than one which in the opinion of the Board does not adversely affect his position as a director;

       18.1.5 the Executive is guilty of any serious mis-conduct tending in the reasonable opinion of the Board to prejudicially affect the interests or reputation of the Company or any Group Company;

       18.1.6 the Executive shall fail, after due and proper warning, to perform his duties competently;

       18.1.7 the Executive shall be or become prohibited by law from being a director;

       18.1.8 the Executive shall resign as a director of the Company or any Group Company without the consent of the Board;

       then the Company shall be entitled by written notice to the Executive to forthwith determine his employment under this Agreement. In the event of termination pursuant to this sub-clause 18.1 the Executive shall have no claim against the Company or any Group Company for pay in lieu of notice or damages or otherwise by reason of such termination. The provisions of this sub-clause 18.1 are without prejudice to any rights which the Company may have at common law to terminate the employment of the Executive summarily.

18.2 Notwithstanding Clause 3.1, the Company may terminate this Agreement by notice not less than the statutory minimum notice given at any time whilst the Executive is incapacitated by ill health or accident from performing his duties under this Agreement and he has been so incapacitated for any period of more than 6 months or for periods aggregating 9 months in the preceding period of 24 months, provided that the Company shall withdraw any such notice if during the currency of the notice the Executive returns to full time duties and provides a medical practitioner's certificate satisfactory to the Board to the effect that he has fully recovered his health and no recurrence of his illness or incapacity can reasonably be anticipated.

18.3 Upon whichever is the first to occur of (a) the Company exercising its rights pursuant to Clause 4 and (b) termination howsoever arising of his employment and/or this Agreement, the Executive shall immediately tender his resignation from all offices he holds in the Company and in any Group Company without prejudice to any other rights accruing to either party hereto and without claim for compensation. In the event of the Executive failing so to resign as required herein, the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign and deliver such resignations.

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18.4   The Executive's employment will terminate automatically without notice being given on his 60th birthday.

18.5 After the termination of the Executive's employment hereunder he shall not at any time thereafter represent himself as being in any way connected with or interested in the business of or employed by the Company or any Group Company other than as a shareholder; or use for trade or other purposes the name of the Company or any Group Company or any name capable of confusion therewith other than as a shareholder.

18.6 The Executive will both during and at any time after the termination of his employment under this Agreement provide the Company or any Group Company with such assistance as it may require in the conduct of such proceedings in any Court, Tribunal or other body of competent jurisdiction as may arise in respect of which the Company or any Group Company or its or their legal advisers believe the Executive may be able to provide assistance. The Company shall pay the Executive's reasonable expenses necessarily incurred in providing such assistance.

18.7 The termination of the Executive's employment hereunder for whatever reason shall not affect those terms of this Agreement which are expressed to have effect thereafter and shall be without prejudice to any accrued rights or remedies of the parties.

19     Return of Company property

19.1 Upon whichever is the first to occur of (a) the Company exercising its rights pursuant to Clause 4 and (b) termination howsoever arising of his employment and/or this Agreement, the Executive shall upon demand deliver up to the Company Secretary all property in his possession or under his control belonging to the Company or any Group Company including but nor limited to all motor cars, credit cards, keys and passes, equipment, details of client records, Company manuals, records made by the Executive in the course of his employment, address lists, address books, diaries, computer lists, disks, programmes and software, correspondence, documents, books, papers, files, records, training records and reports and other property or material belonging to or relating to the business of the Company and any Group Company or their suppliers or clients which may have come into his possession, custody or control in the course of or in consequence of his employment (and whether or not belonging to the Company or any Group Company) and the Executive shall not be entitled to and shall not retain any copies thereof in whatever form.

19.2 The Executive will, on being requested to do so, send to the Company addressed to the Board a signed statement confirming that he has complied with the obligations in clause 19.1 above.

19.3 Where the Company exercises its rights pursuant to Clause 4 the Executive shall not be obliged to return any property provided to him as a contractual benefit. The Executive shall return such property forthwith on the termination of this Agreement.

20     Grievance and disciplinary procedure

20.1 The Executive is subject to the Company's disciplinary rules and disciplinary procedures in force from time to time.

20.2 The Company reserves the right to suspend the Executive for the purposes of investigating any allegation of misconduct or breach of this Agreement. The period of such suspension shall not normally exceed one month and whilst suspended the Executive shall continue to be entitled to his salary and all other contractual benefits. During any period of suspension pursuant to this clause the Executive shall not, except with the prior written consent of the Chairman of the Board attend any premises of the Company or any Group Company, conduct any business on

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       behalf of the Company or any Group Company or contact any employee or customer of the Company or any Group Company.

20.3 If the Executive wishes to seek redress of any grievance relating to his employment he should refer such grievance to the Board. Appeal against warnings issued under the disciplinary or performance improvement procedures should be notified to the Company Secretary, in writing, within five working days of receipt of the warning setting out in full the grounds of the Executive's appeal.

21     Data Protection

21.1 The Executive gives his consent to the Processing of his Personal Data by the Company in the course of his employment, and in particular but without limitation any Processing for the purposes of the Company's administrative and management of its staff and its business, the marketing of its business and its accounting procedures.

21.2 The Executive explicitly gives his consent to the Company for the Processing of the Sensitive Personal Data of the Executive. Sensitive Personal Data may include but shall not be limited to data concerning the Executive's physical or mental health, attendance records, sickness absence, disciplinary records, trade union membership and/or criminal convictions. The Executive acknowledges that Processing may include disclosure of the Executive's Sensitive Personal Data where it is necessary or desirable to do so for the conduct, facilitation or promotion of the Company's business and which may include disclosure in the context of a transfer of the whole or any part of the Company's undertaking, discussions with the Company's professional advisers, or where it is required to make any such disclosure by law or any written code of conduct, rule or procedure of the Company or any Group Company or regulatory body.

21.3 "Processing", "Personal Data" and "Sensitive Personal Data" shall have the meanings ascribed to them by Sections 1 and 2 of the Data Protection Act 1998.

21.4 The Executive agrees to acquaint himself with and abide by the Company's Data Protection Policy from time to time in force, breach of which will be treated as a serious disciplinary matter which may result in his dismissal.

22     Share dealings

22.1 The Executive shall comply, where relevant, with every rule of law, every requirement of any recognised investment exchange within the meaning of
       Section 207 Financial Services Act 1986 and every regulation of the Company and any Holding Company from time to time in force in relation to dealings in shares, debentures or other securities of the Company or any Group Company and unpublished price sensitive information affecting the shares, debentures or other securities of any other company and, in relation to overseas dealings, the Executive shall also comply with all laws of the state and all regulations of the stock exchange, market or dealing system in which such dealings take place.

22.2 The Executive shall not (and shall procure so far as he is able that his spouse and children shall not) deal or become or cease to be interested (within the meaning of Part I of Schedule XIII to the Companies Act 1985) in any securities of the Company except in accordance with any Company rules or guidelines from time to time relating to securities transactions by directors.

22.3 The Executive will comply with the insider trading and disclosure of material non-public information policies from time to time in force of VerticalBuyer Inc or any other Holding Company of the Company from time to time.

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23     Reconstruction or amalgamation

       If the employment of the Executive under this Agreement is terminated by reason of the liquidation of the Company for the purpose of reconstruction or amalgamation and the Executive is offered reasonable alternative employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions not less favourable than the terms of this Agreement then the Executive shall have no claim against the Company in respect of the termination of his employment under this Agreement.

24     General

24.1 No failure or delay by the Company in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise by the Company of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

24.2 There are no collective agreements which directly affect the terms and conditions of the Executive's employment.

25     Smoking

       The Company operates a strict no smoking policy and smoking is therefore not permitted on the Company's premises or immediately outside the entrance foyers and reception.

26     Notices

26.1 Any notice or other communication given or made under this Agreement shall be in writing and may be delivered to the relevant party or sent by first class prepaid letter to the address of that party specified in this Agreement or to that party's facsimile number thereat or at such other address or facsimile number as may be notified by that party from time to time for this purpose. Service at the last notified address or facsimile number shall be effective for the purposes of this Agreement notwithstanding the fact that either party may subsequently have changed its address or facsimile number without having notified the other party under the provisions of this clause.

26.2 Unless the contrary shall be proved each such notice or communication shall be deemed to have been given or made and delivered, if by letter, 72 hours after posting and, if by delivery or facsimile, when respectively delivered or transmitted.

27     Other agreements

       This Agreement supersedes all other agreements other than those expressly referred to in this Agreement whether written or oral between the Company or any Group Company and the Executive relating to the employment of the Executive and the Executive acknowledges and warrants to the Company that he is not entering into this Agreement in reliance on any representation not expressly set out herein.

28     Governing law

       This Agreement shall be governed by and construed in all respects in accordance with English law and the parties agree to submit to the non-exclusive jurisdiction of the English courts as regards any claim or matter arising in respect of this Agreement.

In witness whereof this Agreement has been duly executed by the parties as a deed the day and year first above written.

Executed by as a deed by               )       /s/ TIMOTHY ROSEN
LITECH LIMITED acting by:              )       .................................
                                               Director

                                               /s/ LESLIE KENT
                                               .................................
                                               Director/Secretary



Signed and delivered as a deed         )
by the said ROBERT GORDON              )       /s/ ROBERT GORDON
in the presence of:                    )


Witness signature:       /s/ JUNE PADDOCK

Witness name:            June Paddock

Witness address:         17 Hanover Square, London

Witness occupation:      Solicitor

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